                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

         FORM 10SB GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                          BUSINESS ISSUERS PURSUANT TO
         SECTION 12(b) OR (g) OF THE SECURITIES AND EXCHANGE ACT OF 1934


                              MOJAVE SOUTHERN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


        Nevada                                           88-0331369
(State of organization)                     (I.R.S. Employer Identification No.)

2949 East Desert Inn Road, Suite 1d, Las Vegas, NV 89121
(Address of principal executive offices)

Registrant's telephone number, including area code: (702) 696-1230

Registrant's Counsel: David H. Jarvis
31555 West Fourteen Mile Road, Suite 212,
Farmington Hills, Michigan 48334 (248) 865-6000

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock

ITEM 1. DESCRIPTION OF BUSINESS

                                 GENERAL MATTERS

Mojave Southern, Inc., ("Mojave") is a Nevada Corporation which was formed on December 13, 1994. Mojave's principal place of business is located at 2949 East Desert Inn Road, Suite 1D, Las Vegas, Nevada, 89121.

Mojave is voluntarily filing this Registration Statement. It is being filed in order to have the ability to raise capital from the public sector with a view towards continuing all operational and expansion activities contemplated by the Board of Directors and articulated in this Registration Statement. Mojave files this Registration Statement with the hope and objective of increasing shareholder value.

Mojave was formed by Samuel J. Incorvia (now deceased) for an initial capital contribution of $1,000. Mr. Samuel J. Incorvia was issued 50,000 common shares in return for his capital contribution. On March 15, 1995, Samuel J. Incorvia's founders shares were transferred to his son, Richard Incorvia, and at such time, Richard Incorvia became Mojave's President and the sole member of its Board of Directors.

On July 15, 1996, Mr. Richard Incorvia resigned as Mojave's sole officer and director, and returned his 50,000 common shares to Mojave in return for his father's original capital contribution of $1,000. Contemporaneously, Cathy Souers contributed $1,000 to Mojave and became its President and Sole Director.

On April 4, 1998, Cathy Souers resigned as Mojave's sole officer and director, and returned her 50,000 common shares to Mojave in return for her $1,000 contribution. Contemporaneously, Vivian Nehls was elected as Mojave's President and Treasurer and David Rodgers was elected as Mojave's Secretary. Both Ms. Nehls and Mr. Rodgers became members of Mojave's Board of Directors.

Vivian Nehls and David Rodgers were each issued 62,500 shares of Mojave common stock in exchange for total consideration in the amount of $37,500. Mrs. Nehls and Mr. Rogers each contributed $3,750 to Mojave, along with 2,143 (a total of 4286) common shares of R & R Resources, Inc., which were then valued at $7.00 per share.

On May 6, 1998, Mojave's Board of Directors authorized an exempt offering pursuant to Rule 504 of Regulation D, through which, 200,000 common shares of Mojave were offered to the public at a cost of $0.25 per share. (See ITEM 10, Recent Sales of Unregistered Securities). This exempt offering was fully subscribed between May 6, 1998, and June 30, 1998.

On February 29, 2000, Mojave and Norden Associates, Inc., a Nevada Corporation, completed a Stock Exchange Agreement whereby Mojave issued 200,000 of its Restricted Common Shares in exchange for 100% of the issued and outstanding shares of Norden Associates, Inc. Norden Associates, Inc., owned and operated Netta's Salon, which now is owned and operated by Mojave. Norden Associates, Inc.'s sole officer and director was Netta Girard, who, as part of the Stock Exchange Agreement was granted a seat on Mojave's Board of Directors for a period of one year.

                                   BACKGROUND

The Company was organized to engage in any lawful corporate business. Prior to operating under a d/b/a as American Association of Nail Technicians, Mojave's activities were development stage.

With the inception of American Association of Nail Technicians, Mojave operated under a business plan whereby nail technicians were solicited and sold memberships in American Association of Nail Technicians, an entity which provided publications, training, services and benefits to its nail technician membership body.

While initially successful in its membership recruiting process, American Association of Nail Technicians' business plan became subject to the unfortunate and unpredictable difficult pregnancy of its driving force, Vivian Nehls. At this time and absent the daily attention and energy of Mrs. Nehls, interest in American Association of Nail Technicians waned. At this time, and while still operating, it became apparent that American Association of Nail Technicians would be forced to abandon its business plan.

Post child birth Mrs. Nehls sought to once again add value to Mojave's shareholders. As such, Mrs. Nehls sought out a merger candidate with a viable ongoing business. At this time, Mrs. Nehls approached Netta Girard regarding the possibility of a merger between Mojave and Norden Associates, Inc.

Norden Associates, Inc., is a Nevada Corporation that was formed on March 17, 1987, as P.G. & T Service Co., Inc. P.G. & T. Service Co., Inc., changed its name to Norden Associates, Inc., on June 3, 1996. At the time of the Stock Exchange Agreement, Norden Associates, Inc., had only 100,000 shares issued and outstanding.

Norden Associates, Inc., was a development stage company until early 1999. At such time, Netta Girard became the sole shareholder, officer and director of Norden Associates, Inc., and began the preparation and execution of the business plan for Netta's Salon.

Under the direction and careful scrutiny of Netta Girard, Netta's Salon was born. On May 12, 1999, Norden Associates, Inc., purchased all of the tangible and intangible assets of Bella Dona Hair and Nails for $22,000, a Las Vegas Beauty Salon that had been in operation for in excess of five years. The tangible assets purchased are identified as follows:

1 Reception Counter;
1 Reception Chair;
1 High Back Stool;
10 Hairstylist Chairs;
10 Wall Length Mirrors;
10 Hairstylist Stations;
10 Chair Rubber Floor Mats;
3 Shampoo Bowls;
3 Shampoo Chairs;
5 Nail Stations;
5 Nail Tech Chairs;
5 Nail Tech Customer Chairs;
5 Chair Placed Hair Dryers;
1 Pedicure Chair, Swivel with Vibrator;
1 Jet Pedicure Basin;
1 Pedicure Rolling Stool;
12 Station Telephones (2 inoperative);
3 Rolling Tech Cabinets;
1 Neon Window Sign;
3 Retail Cabinets;
2 Reception Counters, 3 Shelves Per;
1 Audio System;
1 Section Metal Locker Cabinet;

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4 Tech Storage Cabinets;
2 Air Purifiers;
1 Entrance Floor Mat;
1 Facial Table, Upholstered, Full Length With Storage;
1 Rolling Stool;
1 Child Seat;
1 Foot Stool;
1 Magnifying Facial Light;
1 Three-Step Stool;
1 Clothes Washer;
1 Clothes Dryer;
1 Microwave Oven;
1 Refrigerator;
1 Round "PVC" Table;
1 "PVC" Chair;
5 Folding Chairs;
1 Adjustable Makeup Chair;
1 Makeup Station;
4 Custom Crafted Upholstered Waiting Chairs;
1 Flat Table;
1 Vacuum;
1 Two Drawer Metal File Cabinet
All Retail Items on Shelves at Time of Sale;
All Cleaning Equipment and Supplies on Hand at Time of Sale; and
Miscellaneous Leasehold Improvements.

Concomitant with the asset purchase, Norden Associates became obligated under a certain Assignment of Lease that was originally entered into and executed by and between Andrew S. Fonfa, Lessor, and Bella Donna Hair and Nails on August 18, 1997, including a certain exercise of Lease Option dated July 1, 1998, covering real property commonly identified as 3779 E. Desert Inn, Las Vegas, Nevada, 89121, through August 31, 2003. Under this Lease and Option, Norden Associates, Inc., assumed a monthly rent obligation beginning June 1, 1999 (Norden Associates, Inc.'s, rental obligation for May 1999 was pro-rated from May 12, 1999, and includes as part of the $22,000 purchase price) of $1,500 per month through and including May 2000. Thereafter, for the remaining term of the Lease, the monthly rental fee will be increased in accordance with the Consumer Price Index with increases capped at a maximum of 5% per year.

At the conclusion of the asset purchase, Norden Associates, Inc., began a $38,000 leasehold improvement campaign. As of the date of this Registration Statement, all leasehold improvements have been completed.

Mojave is now actively engaged in the operation and management of Netta's Salon.

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                               BUSINESS OF ISSUER

As aforesaid, Mojave Southern, Inc., ("Mojave") is a Nevada Corporation which was formed on December 13, 1994. Mojave's principal place of business is located at 2949 East Desert Inn Road, Suite 1D, Las Vegas, Nevada, 89121.

Mojave was formed by Samuel J. Incorvia (now deceased) for an initial capital contribution of $1,000. Mr. Samuel J. Incorvia was issued 50,000 common shares in return for his capital contribution. On March 15, 1995, Samuel J. Incorvia's founders shares were transferred to his son, Richard Incorvia, and at such time, Richard Incorvia became Mojave's President and the sole member of its Board of Directors.

On July 15, 1996, Mr. Richard Incorvia resigned as Mojave's sole officer and director, and returned his 50,000 common shares to Mojave in return for his father's original capital contribution of $1,000. Contemporaneously, Cathy Souers contributed $1,000 to Mojave and became its President and Sole Director.

On April 4, 1998, Cathy Souers resigned as Mojave's sole officer and director, and returned her 50,000 common shares to Mojave in return for her $1,000 contribution. Contemporaneously, Vivian Nehls was elected as Mojave's President and Treasurer and David Rodgers was elected as Mojave's Secretary. Both Ms. Nehls and Mr. Rodgers became members of Mojave's Board of Directors.

Vivian Nehls and David Rodgers were each issued 62,500 shares of Mojave common stock in exchange for total consideration in the amount of $37,500. Mrs. Nehls and Mr. Rogers each contributed $3,750 to Mojave, along with 2,143 (a total of 4286) common shares of R & R Resources, Inc., which were then valued at $7.00 per share.

On May 6, 1998, Mojave's Board of Directors authorized an exempt offering pursuant to Rule 504 of Regulation D, through which, 200,000 common shares of Mojave were offered to the public at a cost of $0.25 per share. (See ITEM 10, Recent Sales of Unregistered Securities). This exempt offering was fully subscribed between May 6, 1998, and June 30, 1998.

On February 29, 2000, Mojave and Norden Associates, Inc., a Nevada Corporation, completed a Stock Exchange Agreement whereby Mojave issued 200,000 of its Restricted Common Shares in exchange for 100% of the issued and outstanding shares of Norden Associates, Inc. Norden Associates, Inc., owned and operated Netta's Salon, which now is owned and operated by Mojave. Norden Associates, Inc.'s sole officer and director was Netta Girard, who, as part of the Stock Exchange Agreement was granted a seat on Mojave's Board of Directors for a period of one year.

Mojave, through Netta's Salon, provides affordable Salon and Day Spa services to under serviced areas in the Las Vegas valley area of Nevada. The Salon and Day Spa industry continues to be a growth industry as more and more women join the work force and thereby gain disposable income. Its growth is due in part to the fact that having your hair, nails and feet groomed and a body massage just feels great. Additionally, television and the movie industry continue to show us a thinner more vibrant picture of health and beauty that we may wish to aspire to, and, where Las Vegas residents, domiciliaries and tourists are concerned, there is always the "Show Girl or Dancer" image of youth that must be maintained. Netta's Salon was formed focus on the exploitation of these public wants, needs, and perceptions, with the goal of becoming leading independent provider of Salon and Day Spa services in the Las Vegas area.

Mojave specializes in offering Hair Care, Manicure, Masseuse, Esthetician, Henna, Permanent Eye Makeup, and tanning facilities to consumers at affordable prices. Primary emphasis is placed on offering personal care and service to customers in the Salon's local community.

With the rapid penetration of tourists and new residents into Las Vegas, it has become increasingly difficult to make a Salon or Day Spa appointment at the existing facilities, which are primarily resort based, on short notice. This almost full capacity has created a market niche for non-hotel based Salon and Day Spa service providers in the Las Vegas valley area who aim to service locals and/or tourists.

Mojave has positioned itself in a location away from the hustle and bustle of the famed Las Vegas Strip. As such, Mojave's pricing structures for cost items such as rent, parking, and other realty services is more modest than near the Strip. These cost relief's are passed on to the consumer in the form of lower prices for the Company's Salon and Day Spa services.

Mojave's initial location is located at 3779 E. Desert Inn, Las Vegas, Nevada. Mojave hopes it will have the economic ability to expand to a second site in late 2000, with third and fourth locations tentatively slated for late 2001. While the renovation of the Desert Inn location has been completed, during the course of the renovation Netta's Salon was subject to a required reduction in services offered. Netta's Salon, since mid August 1999, has been operating at close to full capacity.

Mojave's inherent strengths now include the long established and well networked residency of Director Netta Girard (See Item 5), and the knowledge and vision of Officer and Director Vivian Nehls (See Item 5). The synergy among Bill, Netta and Vivian has attracted a list of qualified professionals with established client bases that have staffed the Desert Inn location.

Mojave's mission is to provide Salon and Day Spa services, away from the hustle and bustle of the Las Vegas Strip, at affordable pricing, rendering its customers with the preeminent service and pampering that Salon and Day Spa consumers envision as their expected experience.

Neither Mojave, Netta's Salon nor Norden Associates, Inc., have been involved in any bankruptcy, receivership or similar proceeding.

Neither Mojave, Netta's Salon nor Norden Associates, Inc., have been subject to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business.

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                PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKETS

Mojave, through Netta's Salon, provides affordable Salon and Day Spa services to under serviced areas in the Las Vegas valley area of Nevada. The Salon and Day Spa industry continues to be a growth industry as more and more women join the work force and thereby gain disposable income. Its growth is due in part to the fact that having your hair, nails and feet groomed and a body massage just feels great. Additionally, television and the motion picture industry continue to show us a thinner more vibrant picture of health and beauty that some may wish to aspire to, and, where Las Vegas residents, domiciliaries and tourists are concerned, there is always the "Show Girl" or "Dancer" image of youth that must be maintained. Netta's Salon was formed to focus on the exploitation of these public wants, needs, and perceptions, with the goal of becoming leading independent provider of Salon and Day Spa services in the Las Vegas area.

Mojave specializes in offering Hair Care, Manicure, Masseuse, Esthetician, Henna, Permanent Eye Makeup, and tanning facilities to consumers at affordable prices. Primary emphasis is placed on offering personal care and service to customers in the Salon's local community.

In addition, with the rapid penetration of tourists and new residents into Las Vegas, it has become increasingly difficult to make a Salon or Day Spa appointment at the existing facilities, which are primarily resort based, on short notice. This almost full capacity has created a market niche for non-hotel based Salon and Day Spa service providers in the Las Vegas valley area who aim to service locals and/or tourists.

Mojave has positioned itself in a location away from the hustle and bustle of the famed Las Vegas Strip. As such, Mojave's pricing structure for cost items such as rent, parking, and other realty services is more modest than near the Strip. These cost relief's are passed on to the consumer in the form of lower prices for the Company's Salon and Day Spa services.

Mojave's mission is to provide Salon and Day Spa services, away from the hustle and bustle of the Las Vegas Strip, at affordable pricing, rendering its customers with the preeminent service and pampering that Salon and Day Spa consumers envision as their expected experience.

Mojave offers Salon and Day Spa services that answer the unfilled needs of consumers who prefer to buy their leisure time service purchases within a local area close to home, and to Las Vegas Resort goers who are unable to book an appointment at a Resort's Salon and Spa. Mojave's services answer the consumers want for most, if not all of the services associated with a major hotel or chain Salon and Day Spa, at prices less than those commanded by Resort based service providers. Mojave's management team and service providers have significant experience in providing Salon and Day Spa services in the Las Vegas Valley area.

PRICING AND VALUE

Mojave's pricing policy reflects the savings associated with a non-Strip location, away from the higher priced tourist geared similar service providers. These savings, when passed on to the consumer, allow the consumer to receive local Salon and Day Spa services at prices ranging from 12% to 15% below Resort Based providers. This pricing strategy is designed to attract new clients while, at the same time, offering singularly superlative Salon and Day Spa services and products.

MARKET OVERVIEW AND SIZE

The Las Vegas/Henderson area of Nevada has been either the top one or two growth cities in the United States, in terms of population added, for the last decade. Further, Las Vegas, Nevada has been and remains one of the top vacation and convention centers in the world. Currently, no significant alteration to the forgoing is in sight.

Mojave is a specialty service provider and retailer of Salon and Day Spa services and products. Mojave believes that the growth potential of a specialty service provided and retailer is dependant upon three primary factors: (1) the size of the market for services and products; (2) the market's growth rate; and
(3) the share of the market that can be earned and held through customer satisfaction.

Sales growth is typically driven by gains in market share rather than by overall market growth. The appropriate inquire being, "How does Mojave attract and maintain a customer base? Mojave believes that by targeting under served areas of the greater Las Vegas area for store locations, while at the same time being within a convenient commuting distance from the Las Vegas Strip, there should be a reduction in fixed operating costs for major items such as realty and other services, and thus, increased profitability. Mojave's focus, therefore, is to pass these reductions in operating expenses through to the consumer, while at the same time providing services and products typified by the Resort Based operators.

MARKET SEGMENTS

The Beauty Salon that conducts hair styling and manicure operations as its main business has been the anchor of the Salon business for decades. However, such services are limited in scope. This limitation applies to the "Manicure Only", Pedicure Only", "Massage Only", "Beauty Supply Only", or "Tanning Only", singular use Salons and shops. Today's customer is more demanding in that they are gravitating to "One Stop Shopping" on a more frequent basis.

Mojave's niche is its ability to offer and provide most if not all expected Salon and Day Spa services. Mojave offers Beauty Supply, Hairdressing, Manicurists, Masseuse, Esthetician, Henna, Permanent Eye Makeup and tanning services in its current location and expects to offer identical full service in any and all anticipated locations with a constant eye to the market for changes in wants, needs, and expectations of Salon and Day Spa customers.

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CUSTOMER PROFILE

In an article posted by Standard & Poors in its Industry Surveys-Retailing:
Specialty, May 27, 1999, Standard & Poors described the customer Mojave seeks to service as a "Precision Shopper." More than half the American work force is female, which encompass many time pressured working mothers. Shopping, which was considered a recreational activity in the 1980's is now often considered a chore. As a result, convenience and a single "full service" location have become an important part of a consumer's experience. This trend has become so prevalent that it has been dubbed, "Precision Shopping." In addition to the "Precision Shopper," Mojave's customer profile also includes tourists and conventioneers who come to Las Vegas for business and/or pleasure. According to Standard & Poors, Precision Shoppers, if and when satisfied, are loyal to their product and service providers and tend to increase spending on continued visits to their chosen retailer.

COMPETITION

Competition in the Salon and Day Spa business is ever present. Both individual operators and "chain" stores participate within the marketplace. However, few Salon and Day Spa service and product providers offer a complete package of Salon and Day Spa services and products. Mojave, in filling this market niche, offers Beauty Supply, Hairdressing, Manicurists, Masseuse, Esthetician, Henna, Permanent Eye Makeup and tanning services. When you look in the yellow pages under Beauty, you find the by-lines fill up four full pages. That is, hair by -, or nails by -, or hands and feet by -. Further, many limited service Salon's and Spa's fail, in pertinent part, due to lack of diversification in their services. Mojave had concluded that there are many limited service privateers in its competitive geographic are. These limited service privateers, however, do not offer any organized form of competition in the full service Salon and Day Spa arena.

Resort based Salons and Spas do provide significant competition to Mojave. However, due to the ever increasing Las Vegas population and visitors, these Resort based Salons and Spas do not have the capacity to service both residents and tourists. Further, such Resort based Salons and Spas are quite pricey. The services, products, atmosphere and attention to detail provided by Mojave equals that of many competitive Resort based providers, at a substantially decreased cost.

While competition does exist, Mojave believes that it has positioned itself to gain market share by way of its full service offerings and greater affordability.

GEOGRAPHIC MARKET FACTORS

The geographic market factors that lead the Company to choose the Las Vegas Valley area of Nevada are the steadiness in population and tourism growth, job stability, area livability, and the spending patterns of locals and tourists.

BARRIERS TO MARKET ENTRY

The Salon and Day Spa business has two primary barriers to entry. These are the requirement for a high level of expertise and licensing of personnel that touch the physical person of another and the requirement for adequate capital to maintain the type of environment that is expected by Salon and Day Spa customers. Mojave believes its management and licensed staff provide the expertise demanded by Salon and Day Spa goers and that its current capital status will allow it to continue to present an aesthetically pleasing environment.

DISTRIBUTION METHODS OF PRODUCTS AND SERVICES:

All services and products offered by Mojave are offered, exclusively, within the confines of the Salon and Day Spa.

STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCTS AND SERVICES:

Mojave has not publicly announced any new products and/or services.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND THE NAMES OF PRINCIPAL SUPPLIERS:

Mojave does not utilize and "raw materials." The products utilized and sold by Mojave are purchased from manufacturers and wholesalers who specialize in the manufacture and/or sale of Salon and Day Spa products.

DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS:

Mojave is not dependent on one or a few major customers.

NEED FOR ANY GOVERNMENTAL APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES (IF GOVERNMENT APPROVAL IS NECESSARY AND THE ISSUER HAS NOT YET RECEIVED THAT APPROVAL, DISCUSS THE STATUS OF THE APPROVAL WITHIN THE GOVERNMENT APPROVAL PROCESS):

The Salon and Day Spa industry is a heavily regulated and licensed industry. Manicurists, Hairdressers, Masseuse's, Estheticians, Permanent Eye Makeup artists, and any other professional that physically touches the being of another for a fee is subject to training and licensure by the State of Nevada.

All of Mojave's Manicurists, Hairdressers, Masseuses, Estheticians, Permanent Eye Makeup Artists and the like are licensed by the State of Nevada. In addition, the Salon itself is licenses by the State of Nevada.

EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS:

Other than the licensing issues discussed above, Mojave does not expect that its providing of Salon and Day Spa services shall come under any additional regulatory requirements or scrutiny.

NUMBER OF TOTAL EMPLOYEES AND NUMBER OF FULL TIME EMPLOYEES

All individuals performing services at Netta's Salon and Day Spa are independent contractors who rent space from the Company. The Company has no full time or part tune employees,

RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

MINIMAL OPERATING HISTORY, MINIMAL REVENUE AND MINIMAL ASSETS:

The Company has minimal operating history and has received only some revenues or earnings from its operations. The Company has limited assets and financial resources.

The salon and day spa business is intensely competitive. The Company may be at a disadvantage with other similar service providers, some of which offer more services, have established clients or market niches, greater financial and operational resources, and name or name brand recognition. There can be no assurance that the Company will be able to compete successfully.

Competition in the Salon and Day Spa business is ever present. Both individual operators and "chain" stores participate within the marketplace. However, few Salon and Day Spa service and product providers offer a complete package of Salon and Day Spa services and products. Mojave, in filling this market niche, offers Beauty Supply, Hairdressing, Manicurists, Masseuse, Esthetician, Henna, Permanent Eye Makeup and tanning services. When you look in the yellow pages under Beauty, you find the by-lines fill up four full pages. That is, hair by -, or nails by -, or hands and feet by -. Further, many limited service Salon's and Spa's fail, in pertinent part, due to lack of diversification in their services. Mojave had concluded that there are many limited service privateers in its competitive geographic are. These limited service privateers, however, do not offer any organized form of competition in the full service Salon and Day Spa arena.

The Company currently provides salon and day spa services from only one location. There can be no assurances that the Company will have the ability to expand by adding additional locations.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has not conducted or received results of market research indicating that market demand exists for its services. Moreover, the Company does not have, and does not plan to establish or retain a marketing organization.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward looking statements. Although Management believes that the expectations reflected in these forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward looking statements contained in this Registration Statement.

The Company plans to continue operating Netta's Salon, with the appears to be merely around the corner from profitability. Thereafter, the Company anticipates opening additional Salons with a view toward increasing profitability, and thus, shareholder value.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company currently leases certain real property commonly identified as 3779
E. Desert Inn, Las Vegas, Nevada, 89121. The operative lease is in effect through August 31, 2003. Monthly rent, through May 2000, is $1500.00 per month. Thereafter, in accordance with the lease, the monthly rental fee will be increased in accordance with the Consumer Price Index with increases capped at a maximum of 5% per year.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information relating to the beneficial ownership of the Company's common stock by those persons holding beneficially more than 5% of the Company's common stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group.


Common         Vivian Nehls                        62,500
11.90%         President/Treasurer, Director
               2949 E. Desert Inn, #1d
               Las Vegas, NV  89121

Common         Netta Girard                        200,000
38.10%         Secretary, Director
               3153 Bel Air Drive
               Las Vegas, NV 89109

Common         David Rodgers                       62,500
11.90%         2949 E. Desert Inn, #1d
               Las Vegas, NV  89121

Common         All Officers and Directors          262,500
50.00%

Common
61.90%         All 5% plus shareholders            325,000


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:

Name/Address                      Age            Position
Vivian Nehls                      27             President/Treasurer, Director
2949 E. Desert Inn, 1d
Las Vegas, NV  89121

Netta Girard                      70             Secretary, Director
3153 Bel Air
Las Vegas, NV  89109

Vivian Nehls is a Director and the President/Treasurer of the Company. She has been a licensed nail technician in Las Vegas Nevada since 1993. Prior to becoming a nail technician, Mrs. Nehls was a sales manager for North American Enterprises in Las Vegas, Nevada, from 1989 to 1992.

Netta Girard is a Director and the Secretary of the Company. Mrs. Girard was born in England where she trained at the London School of Arts as an entertainer in Musical Comedy. After graduation, Mrs. Girard practiced her craft in both England and the United States. Mrs. Girard engaged in live performances, many of which were transmitted by the British Broadcast Corporation. After coming to the United States, Mrs. Girard became co-owner and operator of the "Johnny Dennis Show," a musical comedy that enjoyed a prosperous run on stages in San Francisco, Los Angeles and Las Vegas.

ITEM 6. EXECUTIVE COMPENSATION

No compensation of directors or executive officers has been paid by the Company to date. The officers and directors of the Company are reimbursed for out-of-pocket expenses incurred on the Company's behalf.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There are no relationships or related transactions to report.

ITEM 8. LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is not listed for trading at this time. There are 36 record owners of the Company's stock. The Company has never paid a cash dividend and has no present intention of doing so in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

The following sales of unregistered Company Securities (Common Stock), were issued in accordance with certain exemptions from registration made available by the Federal Securities Laws. The exemption or exemptions utilized and relied upon by the Company in its offer and/or sale of certain unregistered Company Securities are provided by the Securities Act of 1933, as amended and as promulgated by the United States Securities and Exchange Commission (hereinafter "the Act"), and contained in sections 3(b) and/or 4(2) thereof. In addition, certain other exemptions from registration provided in Subsection 11 of Section
90.530 of the Nevada Revised Statutes pertaining to the offer and/or sale of unregistered Securities was relied upon by the Company.

Mojave was formed by Samuel J. Incorvia (now deceased) for an initial capital contribution of $1,000. Mr. Samuel J. Incorvia was issued 50,000 common shares in return for his capital contribution. On March 15, 1995, Samuel J. Incorvia's founders shares were transferred to his son, Richard Incorvia, and at such time, Richard Incorvia became Mojave's President and the sole member of its Board of Directors.

On July 15, 1996, Mr. Richard Incorvia resigned as Mojave's sole officer and director, and returned his 50,000 common shares to Mojave in return for his father's original capital contribution of $1,000. Contemporaneously, Cathy Souers contributed $1,000 to Mojave and became its President and Sole Director.

On April 4, 1998, Cathy Souers resigned as Mojave's sole officer and director, and returned her 50,000 common shares to Mojave in return for her $1,000 contribution. Contemporaneously, Vivian Nehls was elected as Mojave's President and Treasurer and David Rodgers was elected as Mojave's Secretary. Both Ms. Nehls and Mr. Rodgers became members of Mojave's Board of Directors.

Vivian Nehls and David Rodgers were each issued 62,500 shares of Mojave common stock in exchange for total consideration in the amount of $37,500. Mrs. Nehls and Mr. Rogers each contributed $3,750 to Mojave, along with 2,143 (a total of 4286) common shares of R & R Resources, Inc., which were then valued at $7.00 per share.

On May 6, 1998, Mojave's Board of Directors authorized an exempt offering pursuant to Rule 504 of Regulation D, through which, 200,000 common shares of Mojave were offered to the public at a cost of $0.25 per share. (See ITEM 10, Recent Sales of Unregistered Securities). This exempt offering was fully subscribed between May 6, 1998, and June 30, 1998. There were 33 subscribers.

On February 29, 2000, Mojave and Norden Associates, Inc., a Nevada Corporation, completed a Stock Exchange Agreement whereby Mojave issued 200,000 of its Restricted Common Shares in exchange for 100% of the issued and outstanding shares of Norden Associates, Inc. Norden Associates, Inc., owned and operated Netta's Salon, which now is owned and operated by Mojave. Norden Associates, Inc.'s sole officer and director was Netta Girard, who, as part of the Stock Exchange Agreement was granted a seat on Mojave's Board of Directors for a period of one year.

ITEM 11. DESCRIPTION OF SECURITIES.

Common Stock

The Company's Articles of Incorporation authorizes the issuance of 25,000,000 shares of Common Stock, of which 525,000 are issued and outstanding. The shares are non-assessable, without preemptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without preemptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a prorata basis all assets remaining after payment in full of all liabilities.

Shares Eligible for Future Sale

Of the issued and outstanding shares, 325,000 are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the "Act") or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after two years from their acquisition in accordance with Rule 144 promulgated under the Act.

In general, Rule 144 permits a person (or persons whose shares are aggregated) who has beneficially owned shares that were acquired privately (either directly from the Company or from an Affiliate of the Company) for at least one year, or who is an Affiliate of the Company, to sell within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's common stock during the four calendar weeks immediately preceding such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements. Sales of substantial amounts of the Common Stock of the Company in the public market could affect prevailing market prices adversely.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of incorporation and Bylaws limiting such liability. The Articles of Incorporation and Bylaws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and Bylaws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13. FINANCIAL STATEMENTS.

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10SB.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Company's previous auditor was Kurt D. Saliger, C.P.A. The Company decided to use Mark Sherman, C.P.A., to conduct its most recent audit. This change was made merely for the convenience of the Company, as Mr. Saliger was unavailable due to familial exigencies.

There was no disagreement between the Company and Mr. Saliger that led the Company to make this change. Rather, the Company sought Mr. Saliger's acquiescence in the change due to his unavailability, and Mr.Saliger granted the company his acquiescence.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

Independent Auditors Report of Norden Associates, Inc., as of December 31, 1998, December 31, 1999, and February 29, 2000.

Balance Sheet of Norden Associates, Inc.

Statement of Operations of Norden Associates, Inc.

Statement of Stockholders' Equity of Norden Associates, Inc.

Statement of Cash Flows of Norden Associates, Inc.

Notes to Financial Statements of Norden Associates, Inc.

Independent Auditors Report of Mojave Southern, Inc.

Balance Sheet of Mojave Southern, Inc.

Statement of Operations of Mojave Southern, Inc.

Statement of Stockholders Equity of Mojave Southern, Inc.

Statement of Cash Flows of Mojave Southern, Inc.

Notes to Financial Statement of Mojave Southern, Inc.

                                MARK SHERMAN, CPA
                               7601 MOORING AVENUE
                               LAS VEGAS, NV 89129
                    PHONE (702) 645-0808 FAX: (702) 658-7310
--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Norden Associates, Inc.
Las Vegas, Nevada

        I have audited the accompanying balance sheet of Norden Associates, Inc. (a Nevada Corporation), as of February 29, 2000; December 31, 1999; and December 31, 1998 and the related statement of operations, stockholders' equity and cash flows for the three periods ended February 29, 2000; December 31, 1999 and December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

        In my opinion, the financial referred to above present fairly, in all material respects, the financial position of Norden Associates, Inc. at February 29, 2000; December 31, 1999 and December 31, 1998 and the results of operations and their cash flows for the three periods ended February 29, 2000; December 31, 1999 and December 31, 1998 in conformity with generally accepted accounting principles.


/s/ MARK S. SHERMAN
-------------------------
Mark S. Sherman
May 11, 2000

                             NORDEN ASSOCIATES, INC.
                                  BALANCE SHEET

                                     ASSETS

                                              February      December      December
                                              29, 2000      31, 1999      31, 1998
CURRENT ASSETS
     Cash                                     $    147      $    165      $     53
     REFUNDABLE DEPOSITS                         3,300         3,300             0
                                              --------      --------      --------

     TOTAL CURRENT ASSETS                        3,447         3,465            53

OTHER ASSETS
     INVESTMENT IN NETTAS SALON (NOTE 2)        64,650        63,050             0

     TOTAL OTHER ASSETS
                                              --------      --------      --------
       TOTAL ASSETS                           $ 68,097      $ 66,515      $     53
                                              ========      ========      ========

                      LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
     OTHER CURRENT LIABILITIES                $ 39,368      $ 37,768      $      0
                                              --------      --------      --------
     TOTAL CURRENT LIABILITIES                $ 39,368      $ 37,768      $      0

STOCKHOLDERS' EQUITY
     Common Stock, $.001 par value
     Authorized 40,000,000 shares;
     Issued and outstanding at
     February 29, 2000 100,000 shares         $    100
     December 31, 1999 100,000 shares                       $    100
     December 31, 1998 100,000 shares                                     $    100

     Additional Paid In Capital               $ 21,900      $ 21,900

     Retained Earnings(Deficit)               $  6,729      $  6,747      ($    47)
                                              --------      --------      --------

TOTAL STOCKHOLDERS' EQUITY                    $ 28,729      $ 28,747      $     53
                                              --------      --------      --------

     TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                     $ 68,097      $ 66,515      $     53
                                              ========      ========      ========

                             NORDEN ASSOCIATES, INC.
                             STATEMENT OF OPERATIONS


                         JANUARY 1         JANUARY 1        JANUARY 1       MARCH 17, 1987
                            to                to               to            (Inception)
                         February          December         December         to February
                         29, 2000          31, 1999         31, 1998          29, 2000
INCOME
REVENUE                  $       0         $  18,000        $       0         $  18,000
                         ---------         ---------        ---------         ---------
TOTAL INCOME                     0            18,000                0            18,000


EXPENSES

General and
   Administrative        $      18         $  11,206        $      47         $  11,271


                         ---------         ---------        ---------         ---------
TOTAL EXPENSES           $      18         $  11,206        $      47         $  11,271
                         ---------         ---------        ---------         ---------
NET PROFIT (LOSS)        ($     18)        $   6,794        $     (47)        $   6,729
                         =========         =========        =========         =========


NET PROFIT (LOSS)
PER SHARE                ($ 0.0002)        $  0.0680        ($ 0.0005)        $  0.0673
                         =========         =========        =========         =========


AVERAGE NUMBER
OF SHARES OF
COMMON STOCK
OUTSTANDING                100,000           100,000          100,000           100,000
                         =========         =========        =========         =========

                            NORDEN ASSOCIATES, INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY


                                           COMMON STOCK
                                     NUMBER                          ADDITIONAL
                                       OF                             PAID IN
                                     SHARES           AMOUNT          CAPITAL           TOTAL
                                    --------         --------        ----------       --------
MAY 19, 1998
ISSUED FOR CASH                      100,000         $    100         $      0        $    100
                                    --------         --------         --------        --------

NET (LOSS), 5-19-98
(INCEPTION) TO 12-31-98                                                               ($    47)
                                    --------         --------         --------        --------

BALANCE DEC. 31, 1998                100,000         $    100         $      0        $     53

MAY 12, 1999 CANCEL SHARES
issued in 1996                      (100,000)        ($   100)                        ($   100)

MAY 12, 1999 ISSUED FOR CASH         100,000         $    100         $ 21,900        $ 22,000

NET INCOME, 12-31-99                                                                  $  6,794
                                    --------         --------         --------        --------

BALANCE DEC. 31, 1999                100,000         $    100         $ 21,900        $ 28,747

NET (LOSS), 2-29-00                                                                   $    (18)
                                    --------         --------         --------        --------


BALANCE FEBRUARY 29, 2000            100,000         $    100         $ 21,900        $ 28,729
                                    ========         ========         ========        ========

                            NORDEN ASSOCIATES, INC.
                            STATEMENT OF CASH FLOWS


                                    JANUARY 1        JANUARY 1        JANUARY 1     MARCH 17, 1987
                                       to               to               to          (Inception)
                                    February         December         December       to February
                                    29, 2000         31, 1999         31, 1998         29, 2000
CASH FLOWS FROM
OPERATING ACTIVITIES

Net Income (Loss)                   ($    18)        $  6,794         ($    47)        $  6,729

Accounts Receivable increase        $      0         ($ 3,300)               0         ($ 3,300)
Accounts Payable increase           $  1,600         $ 37,668                0         $ 39,268
                                    --------         --------         --------         --------

CASH FLOWS FROM
OPERATING ACTIVITIES                $  1,582         $ 41,162         ($    47)        $ 42,697

CASH FLOWS FROM
INVESTING ACTIVITIES

Issue Common stock                                   $    100                          $    100
Additional Paid In Capital                           $ 21,900                          $ 21,900

Investment in Netta's salon         ($ 1,600)        ($63,050)        $      0         ($64,650)

CASH FLOWS FROM
INVESTING ACTIVITIES                ($ 1,600)        ($41,050)        $      0         ($42,650)

NET INCREASE
(decrease) in Cash                  ($    18)        $    112         ($    47)        $     47

Cash
Beginning of Period                 $    165         $     53         $    100         $    100

                                    -----------------------------------------------------------
Cash
END OF PERIOD                       $    147         $    165         $     53         $    147
                                    ===========================================================

                             NORDEN ASSOCIATES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 March 17, 1987 (inception) to February 29, 2000

NOTE 1 - ORGANIZATION AND ACCOUNTING POLICIES

        The Company was incorporated March 17, 1987 under the laws of the State of Nevada as P. G. & T. Service Co., Inc. and through May 19, 1998 had substantially no activity. The Company was organized to engage in any lawful activity. On May 31, 1996 the corporation increased its capitalization to $40,000,000 authorized shares at $0.001 par value and 100,000 shares of restricted common stock were issued to its sole shareholder, officer and director. On the same date pursuant to Article I of the Articles of Incorporation of the Company, the name was changed to Norden Associates, Incorporated.

        The Company has determined its accounting policies and procedures as follows:

1.      The Company uses the accrual method of accounting.

2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.


NOTE 2 - INVESTMENT IN NETTAS SALON

        ON MAY 12, 1999 NORDEN ASSOCIATES, INC. PURCHASED BELLA DONA HAIR AND NAILS, A PERSONAL CARE SALON FOR $22,000 CASH. NORDEN HAS CONTINUED THIS BUSINESS BY DOING BUSINESS UNDER THE NAME NETTAS SALON. THE FOLLOWING AUDITED INFORMATION OF NETTAS SALON IS SELECTED FINANCIAL INFORMATION AT FEBRUARY 29, 2000 AND DECEMBER 31, 1999:

                                                       FEBRUARY         DECEMBER
                                                       29, 2000         31, 1999
                                                       --------         --------
                                     ASSETS

Current assets                                         $  1,104         $  1,300
Fixed assets                                              9,764            9,767
Other assets                                             17,474           17,544
                                                       --------         --------

                                                       $ 28,342         $ 28,541
                                                       ========         ========

                         LIABILITIES AND OWNERS EQUITY

Current liabilities                                    $    105         $      0
Owners' equity                                           28,237           28,541
                                                       --------         --------

                                                       $ 28,342         $ 28,541
                                                       ========         ========

        REVENUES AND NET INCOME (LOSS) FOR THE TWO MONTHS ENDED FEBRUARY 29, 2000 AND YEAR ENDED DECEMBER 31, 1999 ARE AS FOLLOWS:


                                              FEBRUARY         DECEMBER
                                              29, 2000         31, 1999
                                              --------         --------
        Revenues                              $  6,557         $ 27,830
                                              ========         ========
        Net income (loss)                     ($   371)        ($ 6,438)
                                              ========         ========

NOTE 3 - COMMON STOCK

        On May 12, 1999 the Company cancelled 100,000 shares of restricted common stock originally issued on May 31, 1996. On the same date, the Company issued 100,000 shares of restricted common stock for $22,000 cash.

                                MARK SHERMAN, CPA
                               7601 MOORING AVENUE
                               LAS VEGAS, NV 89129
                    PHONE (702) 645-0808 FAX: (702) 658-7310
--------------------------------------------------------------------------------


                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Mojave Southern, Inc.
Las Vegas, Nevada

        I have audited the accompanying balance sheet of Mojave Southern, Inc. (a development stage company) , as of March 31, 2000; and the related statement of operations, stockholders' equity and cash flows for the three months ended March 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion. The December 31, 1999 financial statements were examined by other auditors whose report dated February 23, 2000, expressed an unqualified opinion on those statements.

        In my opinion, the financial referred to above present fairly, in all material respects, the financial position of Mojave Southern, Inc. at March 31, 2000; and the results of operations and their cash flows for the three months ended March 31, 2000 in conformity with generally accepted accounting principles.


/s/ MARK S. SHERMAN
-------------------------
Mark S. Sherman
May 11, 2000

                              MOJAVE SOUTHERN, INC.
                         (A Development Stage Company)
                                  BALANCE SHEET
                                 MARCH 31, 2000

                                     ASSETS

CURRENT ASSETS
        Cash                                                          $     322
        ACCOUNTS RECEIVABLE                                              40,000
        Marketable Securities (Note 2)                                    4,152
                                                                      ---------

       TOTAL CURRENT ASSETS                                              44,474

OTHER ASSETS
        Investment in Norden Associates, Inc. (Note 3)                $  50,000
                                                                      ---------

        TOTAL OTHER ASSETS                                               50,000

                  TOTAL ASSETS                                        $  94,474
                                                                      =========

                      LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
        Accounts Payable                                              $ 124,623
                                                                      ---------

        TOTAL CURRENT LIABILITIES                                     $ 124,623

STOCKHOLDERS' EQUITY
        Common Stock, $.001 par value
        Authorized 50,000,000 shares;
        Issued and outstanding at
        March 31, 2000  325,000 shares                                $     325

        Additional Paid In Capital                                    $  64,869

        Deficit Accumulated During Development Stage                  $ (95,343)
                                                                      ---------

        TOTAL STOCKHOLDERS' EQUITY                                    $ (30,149)
                                                                      ---------

               TOTAL LIABILITIES AND
               STOCKHOLDERS' EQUITY                                   $  94,474
                                                                      =========

                              MOJAVE SOUTHERN, INC.
                         ( A Development Stage Company )
                             STATEMENT OF OPERATIONS
                        January 1, 2000 to March 31, 2000


                                                                    DECEMBER 30,
                                                                        1994
                                                                     (Inception)
                                                                      to March
                                                                      31, 2000
INCOME
Revenue                                       $       0               $       0
                                              ---------               ---------
TOTAL INCOME                                          0                       0


EXPENSES

General and
Administrative                                $   4,591               $  95,343


TOTAL EXPENSES                                $   4,591               $  95,343
                                              ---------               ---------
NET PROFIT (LOSS)                             ($  4,591)              ($ 95,343)
                                              =========               =========


NET PROFIT (LOSS)
PER SHARE                                     ($ 0.0142)              ($ 0.2934)
                                              =========               =========


AVERAGE NUMBER OF
SHARES OF COMMON
STOCK OUTSTANDING                               325,000                 325,000
                                              =========               =========

                              MOJAVE SOUTHERN, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                                 MARCH 31, 2000


                                       Common Stock
                                                                                  (Deficit)
                                                                                 Accumulated
                                  Number                          Additional       During
                                    of                             Paid In       Development
                                  Shares           Amount          Capital          Stage
                                 --------         --------        ----------     ------------
January 10, 1995
Issued for Cash                    50,000         $     50         $  3,542
Net (Loss), 12-30-94
(inception) to 12-1-95                                                             ($    80)

Balance Dec. 31, 1995              50,000         $     50         $  3,542        ($    80)

Net (Loss), 12-31-96               50,000         $     50         $  3,542        ($ 3,307)

Balance Dec. 31, 1996              50,000         $     50         $  3,542        ($ 3,387)

Net (Loss), 12-31-97               50,000         $     50         $  3,542        ($   209)

Balance Dec. 31, 1997              50,000         $     50         $  3,542        ($ 3,596)

April 4, 1998 issued              125,000         $    125         $ 11,527
for Cash and Stock

April 4, 1998 cancel              (50,000)        ($    50)

October 2, 1998                   200,000         $    200         $ 49,800
issued for Cash

Net (Loss), 12-31-98                                                               ($66,306)

Net (Loss), 12-31-99                                                               ($20,850)

Balance Dec. 31, 1999             325,000         $    325         $ 64,869        ($90,752)

Net (Loss), Mar. 31, 2000                                                          ($ 4,591)

Balance March 31, 2000            325,000         $    325           $64869        ($95,343)

                              MOJAVE SOUTHERN, INC.
                         ( A Development Stage Company )
                             STATEMENT OF CASH FLOWS
                        January 1, 2000 to March 31, 2000


                                                                    DECEMBER 30,
                                                                        1994
                                                                    (Inception)
                                                                    to March 31,
                                                                        2000
                                                                    ------------
CASH FLOWS FROM
OPERATING ACTIVITIES

Net Income (Loss)                                 ($  4,591)         ($ 95,343)

Accounts Receivable increase                      $       0          ($ 40,000)

Accounts Payable increase                         $  54,400          $ 124,623
                                                  ---------          ---------

CASH FLOWS FROM
OPERATING  ACTIVITIES                             $  49,809          ($ 10,720)

CASH FLOWS FROM
INVESTING ACTIVITIES

Purchase of Norden Associates, Inc.               ($ 50,000)         ($ 50,000)

Issue Common Stock                                $       0          $     325
Additional Paid In Capital                        $       0          $  60,717
                                                  ---------          ---------

CASH FLOWS FROM
INVESTING ACTIVITIES                              ($ 50,000)         $  11,042

NET INCREASE
(decrease) in Cash                                ($    191)         $     322

Cash
Beginning of Period                               $     513          $       0

Cash
March 31, 2000                                    $     322          $     322

                              MOJAVE SOUTHERN, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000


NOTE 1 - ORGANIZATION AND ACCOUNTING POLICIES

        The Company was incorporated December 30, 1994 under the laws of the State of Nevada. The Company was organized to engage in any lawful activity. The Company current has no operations and, in accordance with SFAS #7, is considered a development stage company.

        The Company has not determined its accounting policies and procedures, except as follows:

1.      The Company used the accrual method of accounting.

2. Earnings per share are computed using the weighted average number of shares of common stock outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.


NOTE 2 - MARKETABLE SECURITIES

        Marketable securities represent 4,286 shares of stock of Centenary International Corp. (RRRI) at the bid price of $0.9688 per share as shown on the OTC Electronic Bulletin Board market at September 30, 1999. The RRRI stock was acquired on April 4, 1998 in exchange for issuance of 125,000 shares of Mojave Southern, Inc. stock plus $7,500 cash.

NOTE 3 - INVESTMENT IN NORDEN ASSOCIATES, INC.

        On February 29, 2000 the Company purchased 100% of the common stock of Norden Associates, Inc. dba Netta's Salon, a company with an established source of revenue, for $50,000 cash.


NOTE 4 - COMMON STOCK

        On April 4, 1998 the Company cancelled 50,000 shares of stock originally issued on January 10, 1995. On the same date, the Company issued 125,000 shares of stock for $7,500 cash and 4,286 shares of R & R Resources, Inc. equaling $7,500 total consideration.

EXHIBITS


Exhibit
   No.
-------
3(i)       Articles of Incorporation of Mojave Southern, Inc.

3(ii)      By-Laws of Mojave Southern, Inc.

10         Material Contract - Lease

16         Letter regarding Change of Certifying Accountant

23         Consents of Experts & Counsel

24         Opinion of Counsel

27         Financial Data Schedule

99         Stock Exchange Agreement

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Mojave Southern, Inc.,


                                            By: /s/ Vivian Nehls
                                            -----------------------------
                                            Vivian Nehls

Dated: June 2, 2000